Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 7,260,000,000 shares
Subscribed and Paid In Capital: R$75,000,000,000.00 – 5,530,832,681 shares

Convening Notice

 ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Company’s Annual and Extraordinary General Meetings, which will be held on April 29, 2015, at the auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City and State of São Paulo, for the purpose of:

I – In the Annual General Meeting to be held at 3:00 p.m.

1. to acknowledge the Management and Independent Auditors Reports, the opinion of the Fiscal Council and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the year ended December 31, 2014;

2. to decide the allocation of net income for the fiscal year;

3. to establish the number of members making up the Board of Directors and to elect the members of the Board of Directors and the Fiscal Council for the next annual term of office. In light of the determinations in Brazilian Securities and Exchange Commission (“CVM”) Instructions nº. 165/91 and 282/98, it is hereby placed on record that to request adoption of multiple voting rights in the election of members of the Board of Directors, applicants shall represent at least 5% of the voting capital; and

4. to decide on the amount to be allocated for the compensation of the members of the Board of Officers and the Board of Directors, as well as the compensation of the members of the Fiscal Council.

II – In the Extraordinary General  Meeting to be held at 3:05 p.m.

1. to increase the current capital stock from R$75,000,000,000.00 to R$85,148,000,000.00 through the capitalization of R$10,148,000,000.00 posted to Revenue Reserves – Statutory Reserves, with a 10% share bonus granted to Stockholders, free of charge, at the ratio of 1 new share for every  10  shares of the same type of which they are holders;

CONVENING NOTICE - ANNUAL AND EXTRAORDINARY GENERAL MEETINGS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 29, 2015	Page 2

2. to increase the limit of authorized capital by up to 7,986,000,000 shares, that is, in the same proportion as the share bonus provided for in item “1” above;

3. to amend the wording of Article 3 (caption sentence and item 3.1) of the Bylaws to register the new composition of subscribed and paid-in capital and the new limit of authorized capital; and

4. to consolidate the Bylaws with the amendments mentioned in item “3” above.

III – In the Extraordinary General  Meeting to be held at 3:10 p.m.

1. to amend and consolidate the Company’s Stock Option Plan (“Plan”) in order to (a) exclude the provisions on the granting of partner options, so that the Plan will only provide the granting of simple options; (b) provide that any adjustments to the stock options shall be approved by the Personnel Committee, which shall report these adjustments to the Board of Directors; and (c) other textual improvements;

2. to amend Articles 9 (caption sentence and the items 9.1 and 9.2) and 10 (caption sentence and other items) of the Bylaws, with the purpose of adjusting their wording to the new composition of the Board of Officers, in the light of the changes in the organizational structure, through the increase in the limit of positions, the creation of the position of General Director and the execution of the necessary adaptations in the disciplines relative to the Board of Officers and the Company’s representation; and

3. to consolidate the Bylaws with the amendments mentioned in item “2” above.

The full description of the matters proposed, as well as their justification, may be found in the  Stockholders´ Meetings Manual.

The documents to be examined in the Meetings are at the disposal of Stockholders in the Company’s investor relations website (www.itau.com.br/investor-relations), as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of the said documents by e-mail  investor-relations@itau-unibanco.com.br.

CONVENING NOTICE - ANNUAL AND EXTRAORDINARY GENERAL MEETINGS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 29, 2015	Page 3

In order to exercise their rights, Stockholders must attend the General Meetings bearing their identity document.

Stockholders may be represented at the General Meetings by proxy holder pursuant to Article 126 of Law No. 6.404/76 (we clarify that the Legal Entity Stockholder’s representative does not need to be a Company’s Stockholder, Management Member or Lawyer), conditional on the proxy holder bearing an identity document and the following documents substantiating the validity of their power of attorney (for documents produced overseas, the respective Brazilian consularized and sworn translation is required):

a) Legal Entities: authenticated copy of the articles of association/Bylaws of the represented legal entity, proof of election of management and the corresponding power of attorney with signature notarized by a notary public;

b) Natural Persons: power of attorney with signature notarized by a notary public.

In order to facilitate the work of the Stockholders’ Meetings, the Company suggests that the Stockholders represented by proxy holders submit a copy of the documents listed above at least 48 hours prior to the meetings, by mail or by messenger to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100,
Torre Conceição, Piso Metrô - Parque Jabaquara
São Paulo (SP) - CEP 04344-902
     or email to drinvest@itau-unibanco.com.br

To encourage Stockholders participation at the Stockholders’ Meetings, the Company has once more implemented an electronic platform through which an electronic proxy may be granted for representation in the Stockholders’ Meetings pursuant to procedures described in the Stockholders´ Meetings Manual.

In order to organize entry, admission of Stockholders to the Company’s head office will be permitted from 2:00 p.m. onwards.

São Paulo (SP), March 26, 2015.

MARCELO KOPEL
Investor Relations Officer